Fiscal and Economic Update

SECOND QUARTER 2023–2024

Department of Finance and
Treasury Board

New Brunswick / Nouveau Brunswick

Fiscal and Economic Update
Second Quarter 2023–2024

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2023

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3770-1

 Think Recycling!

Minister's Message



I am pleased to share with New Brunswickers this latest quarterly update of our province's fiscal and economic situation.

We remain committed to maintaining strong, prudent fiscal management by considering the long-term financial health of the province in every decision we make, not only for today, but for future generations. These efforts are now paying off as seen by a recent assessment by the Parliamentary Budget Officer indicating that New Brunswick's current fiscal policy is sustainable over the long-term.

Our economy has maintained stronger-than-expected momentum for much of the year as our population continues to grow at a healthy pace and employment reaches new heights. These factors have contributed to our overall revenue performance.

With a brighter revenue outlook, we have increased spending in health care, and we are moving forward with a comprehensive housing strategy.

Despite the progress we have made, many challenges remain. While the rate of price inflation has begun to slow, it remains above historical norms. Labour supply shortages and housing pressures persist. Moreover, interest rates have risen significantly over the last year, and economic growth across the country is showing signs of slowing.

Given the fiscal results we have achieved in recent years, we are in a better position to tackle these challenges. We have moved forward with tax cuts, allowing residents to keep more of their hard-earned dollars, and we are also increasing spending in priority areas.

We continue to find ourselves in volatile times but are doing so from a healthy position. This latest quarterly update helps inform the discussion on addressing the challenges that come from a vibrant and growing New Brunswick.

Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2023–2024 Fiscal Update

Projections for the 2023–2024 fiscal year show a surplus of $35.3 million compared to the budgeted surplus of $40.3 million.

Total revenue is projected to be $156.2 million higher than budget. The improvement is largely due to stronger than anticipated growth in the economy which is positively impacting personal income tax and harmonized sales tax revenue.

Total expenses are projected to be higher than budget by $161.2 million. This is due to higher expenses in Health, Post-Secondary Education, Training and Labour, Social Development, and Natural Resources and Energy Development, largely offset by lower expenses for Service of the Public Debt and Opportunities New Brunswick.

The net debt is projected at $12.6 billion, an increase of $161.8 million year-over-year.

TABLE 1
SECOND QUARTER FISCAL SUMMARY
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to Sept. 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue……………………………………………	12,192.6	12,348.8	156.2	5,989.3	6,000.2	10.9
Expense……………………………………………	12,152.3	12,313.5	161.2	5,760.9	5,754.0	(6.9)
Surplus (Deficit)………………………………	**40.3**	**35.3**	**(5.0)**	**228.4**	**246.2**	**17.8**
Net Debt - End of Year…………………	**(11,796.4)**	**(12,586.4)**	**(790.0)**	**(11,385.8)**	**(12,196.3)**	**(810.5)**

NOTICE TO READER:
The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.
Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $156.2 million higher than budget. The major variances include:

- Harmonized Sales Tax revenue is up $77.7 million due to an anticipated strengthening of the national revenue pool for current and prior years.

- Personal Income Tax revenue is up $51.0 million reflective of income and population growth.

- Conditional Grants are up $40.6 million mainly due to higher funding for the labour market and workforce development agreements, additional funding under the Safe Long-term Care Fund and the Safe Restart Agreement, and higher projected recoveries for the Disaster Financial Assistance program.

- Return on Investment revenue is up $33.6 million related to projections of interest income and net income for NB Liquor Corporation and NB Power.

- Sale of Goods and Services revenue is up $23.8 million due to higher revenue from tuition fees related to the New Brunswick Community College and the Collège communautaire du Nouveau-Brunswick, as well as higher revenue from Forest Protection Limited.

- Financial Corporation Capital Tax revenue is up $21.0 million reflecting an increase in forecasted growth and prior year adjustments.

- Special Purpose Account revenue is up $12.1 million mainly due to the Private Woodlot Sustainability Fund and other special purpose accounts.

- Insurance Premium Tax revenue is up $9.8 million due to higher than anticipated premiums written by the insurance industry.

- Royalties are up $8.1 million due to current fair market value rates for softwood and hardwood pulpwood.

- Corporate Income Tax revenue is down $48.3 million due to a reduction to the national corporate taxable income forecast on which payments are based.

- Sinking Fund Earnings are down $18.6 million as a result of the adoption of a new accounting standard.

- Unconditional Grants are down $17.1 million due to official federal estimates of the Canada Health Transfer and the Canada Social Transfer.

- Tobacco Tax revenue is down $15.0 million due to lower than projected volumes being sold.

- Special Operating Agency revenue is down $14.3 million due to less funding being claimed under the Integrated Bilateral Agreement resulting from project delays.

Expense Outlook

Total expenses are projected to be over budget by $161.2 million. The major variances include the following:

- Health is projected to be over budget by $162.0 million mainly due to higher operating and personnel costs in the Regional Health Authorities and additional costs in Medicare.

- Post-Secondary Education, Training and Labour is projected to be over budget by $53.0 million due to increased demand and the receipt of additional federal funding in the Working NB program, as well as costs to implement the New Brunswick Housing Strategy.

- Social Development is projected to be over budget by $30.0 million mainly due to higher costs in Housing Services and Child Welfare and Youth Services. These are partially offset by savings from recoveries in Nursing Home Services.

- Natural Resources and Energy Development is over budget by $21.2 million mainly due to costs related to the Enhanced Energy Savings Program.

- Other Agencies are projected to be over budget by $14.7 million mainly due to additional costs incurred by the Community Colleges as well as increased activity associated with several consolidated entities.

- Justice and Public Safety is over budget by $10.5 million mainly due to expenses incurred under the Disaster Financial Assistance program primarily associated with Hurricane Fiona and the 2023 Flash Flood. These expenses are offset to a large extent by federal recoveries.

- Capital Account expense is over budget by $6.9 million mainly due to additional capital expenditures in nursing home improvements and Public Works and Infrastructure.

- General Government is projected to be under budget by $7.3 million mainly due to lower-than-expected expenses associated with funding held centrally in the Supplementary Funding Provision, as well as lower expenses related to pensions.

- Opportunities New Brunswick is under budget by $7.5 million mainly due to lower-than-expected disbursements for financial assistance.

- Special Operating Agencies are under budget by $42.7 million mainly due to projects not advancing as anticipated under the Canada Community-Building Fund and the Integrated Bilateral Agreement.

- Service of the Public Debt is projected to be down $78.6 million from budget due to higher projections of short-term interest earnings, the adoption of a new accounting standard for financial instruments that is offset by lower than budgeted Sinking Fund Earnings, and projected savings in the long-term borrowing program.

Second Quarter Actual Results

Second quarter actuals show a surplus of $246.2 million compared to a quarterly budgeted surplus of $228.4 million.

- The difference between the second quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $10.9 million higher than the second quarter budget, largely due to an increase in the Regional Development Corporation, partially offset by a decline in conditional federal grants due to timing.

- Total actual expenses for the quarter are $6.9 million lower than the second quarter budget, mainly due to lower year-to-date expenses for Service of the Public Debt, Education and Early Childhood Development, and Health, as well as lower amortization and special operating agencies expenses. This is partially offset by higher year-to-date expenses in Other Agencies.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to Sept. 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account...	11,621.1	11,801.7	180.5	5,774.0	5,760.5	(13.5)
Capital Account...	42.7	39.3	(3.5)	12.0	18.0	6.0
Special Purpose Account.............................	132.0	144.1	12.1	52.0	56.2	4.2
Special Operating Agencies........................	179.7	165.4	(14.3)	42.8	64.1	21.3
Sinking Fund Earnings.................................	217.0	198.4	(18.6)	108.5	101.4	(7.1)
Total Revenue..	**12,192.6**	**12,348.8**	**156.2**	**5,989.3**	**6,000.2**	**10.9**
Expense						
Ordinary Account...	10,986.1	11,181.0	194.9	5,304.7	5,312.2	7.5
Capital Account...	177.9	184.8	6.9	100.0	105.3	5.3
Special Purpose Account.............................	152.9	155.0	2.1	38.2	42.5	4.3
Special Operating Agencies........................	211.3	168.5	(42.7)	14.8	5.6	(9.2)
Amortization of Tangible Capital Assets...	624.1	624.2	0.1	303.2	288.4	(14.8)
Total Expense..	**12,152.3**	**12,313.5**	**161.2**	**5,760.9**	**5,754.0**	**(6.9)**
Surplus (Deficit)...	**40.3**	**35.3**	**(5.0)**	**228.4**	**246.2**	**17.8**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to Sept. 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year....................	**(11,613.1)**	**(12,424.6)**	**(811.5)**	**(11,613.1)**	**(12,424.6)**	**(811.5)**
Changes in Year						
Surplus (Deficit)...	40.3	35.3	(5.0)	228.4	246.2	17.8
Investments in Tangible Capital Assets....	(847.6)	(821.3)	26.3	(304.3)	(306.3)	(2.0)
Amortization of Tangible Capital Assets...	624.1	624.2	0.1	303.2	288.4	(14.8)
(Increase) Decrease in Net Debt.............	**(183.3)**	**(161.8)**	**21.4**	**227.3**	**228.3**	**1.0**
Net Debt - End of Year.................................	**(11,796.4)**	**(12,586.4)**	**(790.0)**	**(11,385.8)**	**(12,196.3)**	**(810.5)**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2022-2023 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to Sept. 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax....................................	2,261.0	2,312.0	51.0	1,124.0	1,165.2	41.2
Corporate Income Tax.................................	636.2	587.9	(48.3)	323.4	248.1	(75.3)
Provincial Real Property Tax.......................	469.3	464.4	(4.9)	230.1	230.4	0.3
Harmonized Sales Tax: net of credit........	1,901.6	1,979.3	77.7	950.5	982.1	31.6
Gasoline and Motive Fuels Tax..................	200.5	200.5	0.0	103.6	105.0	1.4
Carbon Emitting Products Tax...................	4.0	0.0	(4.0)	4.0	0.1	(3.9)
Tobacco Tax..	95.0	80.0	(15.0)	52.4	42.0	(10.4)
Pari-Mutuel Tax..	0.5	0.5	0.0	0.3	0.3	0.0
Insurance Premium Tax..............................	76.5	86.3	9.8	32.8	37.4	4.6
Real Property Transfer Tax........................	48.0	48.0	0.0	23.4	26.7	3.3
Financial Corporation Capital Tax............	27.0	48.0	21.0	13.5	34.5	21.0
Cannabis Duty...	13.0	12.0	(1.0)	6.5	6.0	(0.5)
Penalties and Interest................................	16.0	16.0	0.0	9.2	8.8	(0.4)
	5,748.6	5,834.9	86.3	2,873.7	2,886.6	12.9
Return on Investment................................	225.7	259.3	33.6	96.5	90.8	(5.7)
Licences and Permits.................................	165.3	166.0	0.8	154.9	160.9	6.0
Sale of Goods and Services.......................	532.6	556.4	23.8	21.5	24.8	3.3
Royalties..	70.3	78.4	8.1	103.1	105.3	2.2
Agency Revenues..	206.3	209.4	3.1	258.2	292.3	34.1
Fines and Penalties.....................................	7.0	7.0	0.0	3.5	3.4	(0.1)
Miscellaneous...	76.1	77.6	1.5	37.1	35.5	(1.6)
Total - Own Source Revenue..................	**7,031.8**	**7,188.8**	**157.0**	**3,548.5**	**3,599.6**	**51.1**
Unconditional Grants – Canada						
Fiscal Equalization Payments....................	2,631.3	2,631.3	0.0	1,315.6	1,315.7	0.1
Canada Health Transfer..............................	1,080.5	1,067.7	(12.9)	540.3	540.1	(0.2)
Canada Social Transfer..............................	345.0	340.8	(4.2)	172.5	172.5	0.0
Other..	1.9	1.9	0.0	0.9	0.9	0.0
	4,058.7	4,041.6	(17.1)	2,029.3	2,029.2	(0.1)
Conditional Grants – Canada.................	543.3	583.9	40.6	202.5	141.0	(61.5)
Total - Grants from Canada....................	**4,602.0**	**4,625.5**	**23.5**	**2,231.8**	**2,170.2**	**(61.6)**
Subtotal..	**11,633.8**	**11,814.3**	**180.5**	**5,780.3**	**5,769.8**	**(10.5)**
Inter-account Transactions........................	(12.6)	(12.6)	0.0	(6.3)	(9.3)	(3.0)
Ordinary Account Revenue.....................	**11,621.1**	**11,801.7**	**180.5**	**5,774.0**	**5,760.5**	**(13.5)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

DEPARTMENT	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to Sept. 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Agriculture, Aquaculture and Fisheries...	48.9	47.4	(1.5)	17.4	14.6	(2.8)
Education and Early Childhood Development..	1,720.6	1,722.5	1.9	804.3	762.8	(41.5)
Environment and Local Government........	129.6	129.7	0.2	64.6	62.1	(2.5)
Executive Council Office.............................	11.7	11.6	0.0	5.8	5.2	(0.6)
Finance and Treasury Board......................	32.0	31.5	(0.5)	15.6	15.2	(0.4)
General Government...................................	1,046.6	1,039.2	(7.3)	524.6	512.9	(11.7)
Health...	3,584.1	3,746.1	162.0	1,694.0	1,681.1	(12.9)
Justice and Public Safety.............................	366.7	377.2	10.5	178.6	181.1	2.5
Legislative Assembly...................................	33.1	33.0	0.0	16.2	14.6	(1.6)
Natural Resources and Energy Development..	122.7	143.9	21.2	60.7	66.9	6.2
Office of the Premier...................................	1.7	1.7	0.0	0.9	0.7	(0.2)
Opportunities New Brunswick....................	57.1	49.6	(7.5)	22.7	16.1	(6.6)
Other Agencies...	421.9	436.5	14.7	210.5	326.5	116.0
Post-Secondary Education, Training and Labour..	669.0	721.9	53.0	352.9	358.2	5.3
Regional Development Corporation.........	50.8	51.4	0.6	9.8	7.9	(1.9)
Service of the Public Debt..........................	627.0	548.4	(78.6)	312.6	258.7	(53.9)
Social Development.....................................	1,633.7	1,663.7	30.0	824.1	825.9	1.8
Tourism, Heritage and Culture..................	75.1	75.3	0.1	40.0	47.8	7.8
Transportation and Infrastructure............	378.9	382.3	3.4	161.8	170.6	8.8
Subtotal..	**11,011.0**	**11,213.0**	**202.0**	**5,317.1**	**5,328.9**	**11.8**
Investment in Tangible Capital Assets...	(8.5)	(14.7)	(6.2)	(4.2)	(6.9)	(2.7)
Inter-account Transactions........................	(16.4)	(17.3)	(0.9)	(8.2)	(9.8)	(1.6)
Ordinary Account Expense.....................	**10,986.1**	**11,181.0**	**194.9**	**5,304.7**	**5,312.2**	**7.5**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to Sept. 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.5	0.5	0.0	0.4	0.2	(0.2)
Education and Early Childhood Development..	0.9	0.9	0.0	0.5	0.3	(0.2)
Environment and Local Government........	1.0	1.0	0.0	0.6	(0.1)	(0.7)
Health..	39.1	39.1	0.0	0.0	1.2	1.2
Natural Resources and Energy Development..	6.0	5.3	(0.7)	2.9	0.9	(2.0)
Post-Secondary Education, Training and Labour.....................................	2.2	2.2	0.0	2.0	0.7	(1.3)
Regional Development Corporation.........	57.5	57.5	0.0	53.5	52.5	(1.0)
Social Development....................................	50.0	26.5	(23.5)	21.0	3.8	(17.2)
Tourism, Heritage and Culture..................	9.5	9.5	0.0	4.8	5.3	0.5
Transportation and Infrastructure............	850.4	848.9	(1.4)	314.4	339.9	25.5
Subtotal.......................................	**1,017.0**	**991.4**	**(25.6)**	**400.1**	**404.7**	**4.6**
Investment in Tangible Capital Assets.....	(839.1)	(806.6)	32.5	(300.1)	(299.4)	0.7
Capital Account Expense.........................	**177.9**	**184.8**	**6.9**	**100.0**	**105.3**	**5.3**

2023 Economic Update



N.B. Real GDP, 2023 (%)

Legend: ☐ Q2 Update ◆ Budget 2023–2024

Average 1.1

Scotia Bank	Royal Bank	BMO	CBoC	TD Bank	N.B. FTB	National Bank	CIBC
1.7	1.4	1.2	1.2	1.1	1.1	0.7	0.6

Source: N.B. Finance and Treasury Board



N.B. Net migration
(Sum of last four quarters prior to July 1)

Legend: ■ Net international migration ■ Net interprovincial migration

Sources: Statistics Canada Tables 17-10-0040-01 and 17-10-0020-01



N.B. Unemployment rate — **N.B. Employment**
(Unadjusted, YTD to Sept.)

Source: Statistics Canada Table 14-10-0287-01



N.B. Investment in residential construction
(Unadjusted, YTD to Aug.)

Source: Statistics Canada Table 34-10-0175-01

New Brunswick Economic Outlook		
	Budget	Revised
Real GDP	0.8	1.1
Nominal GDP	2.3	2.3
Primary Household Income	3.8	6.7
Population (July 1)	1.8	3.1
Labour Force	0.7	2.6
Employment	0.8	3.0
Unemployment Rate (%)	7.1	6.9
Consumer Price Index	3.7	3.7

Sources: Statistics Canada, N.B. Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of October 27, 2023

- In 2023, the IMF anticipates a global economic slowdown to 3.0%. This is attributed to monetary policy tightening, severe weather events, and ongoing fragmentation of global trade.

- The U.S. Bureau of Economic Analysis estimates real Gross Domestic Product (GDP) growth in the U.S. rose by 4.9% in the third quarter of 2023, driven by consumer spending, private inventory and residential investment, exports, and government spending. The IMF is forecasting U.S. real GDP growth of 2.1%.

- Statistics Canada reported that real GDP for Canada grew by 1.1% in the second quarter of 2023 compared to the same quarter a year ago, as an increase in household consumption offset a decline in residential investment. The Bank of Canada anticipates real GDP growth of 1.2% for the year.

- The Department of Finance and Treasury Board projects a 1.1% economic growth in 2023, aligning with the private sector forecasters' average.

- As of July 1, 2023, New Brunswick hit a record population high of 834,691, a notable 3.1% increase (+25,123) from the previous year.

- New Brunswick's employment grew by 3.5% over the first nine months of 2023, supported by gains in both part-time and full-time employment.

- In the first half of 2023, job vacancies fell by 10.8% to 13,723 compared to the previous year.

- Wages and salaries in the province improved by 6.7% over the first two quarters of 2023 compared to the same period in the previous year, sustained by strong gains in goods-producing (+10.7%) and services-producing (+5.7%) industries.

- Growth in New Brunswick's average weekly earnings clocked in at 3.3% year-to-date through August, the fourth-lowest growth among the provinces.

- Between January and August 2023, New Brunswick's building construction investment increased by 0.9% to reach $2.2 billion. This growth is driven by a 21.7% rise in non-residential investment.

- New Brunswick's housing starts totalled 3,145 units for the first three quarters of 2023, the second-highest number for the comparable period since 1983, and a decrease of 8.1% compared to the record set in 2022 for the same period.

- Provincial retail sales grew by 4.3% on a year-to-date basis. Growth was largely supported by health and personal care retailers, general merchandise retailers, and motor vehicle and parts dealers.

- Export figures for January to August 2023 show a 10.3% decline compared to the previous year, primarily attributed to lower energy prices impacting energy product exports. Manufacturing sales were down 12.0% in the same period.

- On a year-to-date basis, the Consumer Price Index (CPI) increased by 3.9% in 2023 compared to the same period the previous year. Price growth was recorded in all components, with the highest price hikes occurring in food (+8.6%), health and personal care (+7.6%), and shelter (+5.0%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 27-Oct-2023)

| | Year-to-date | | | Reference period |
	2022	2023	% Change	from January to:
Indicators				
Labour force (x 1,000)	401.8	413.4	2.9%	September
Employment (x 1,000)	372.5	385.6	3.5%	September
Unemployment (x 1,000)	29.3	27.8	-5.1%	September
Participation rate (%)	60.7	60.7	...	September
Employment rate (%)	56.3	56.6	...	September
Unemployment rate (%)	7.3	6.7	...	September
Average weekly earnings ($)	1,061.08	1,095.73	3.3%	August
Retail trade ($M)	10,775.2	11,234.6	4.3%	August
Food services and drinking places ($M)	890.8	1,009.2	13.3%	August
Consumer Price Index (2002=100)	151.3	157.2	3.9%	September
Housing starts (units)	3,424	3,145	-8.1%	September
Investment in residential building construction ($M)	1,738.6	1,664.2	-4.3%	August
Investment in non-residential building construction ($M)	430.3	523.6	21.7%	August
Manufacturing sales ($M)	18,977.4	16,698.0	-12.0%	August
International exports ($M)	13,652.0	12,239.1	-10.3%	August

... Not applicable
Source: Statistics Canada